SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                       The Blackrock 2001 Term Trust Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    092477108
                                 (CUSIP Number)

                                   Maud Mater
              Senior Vice President, General Counsel and Secretary
                     Federal Home Loan Mortgage Corporation
                             8200 Jones Branch Drive
                             McLean, Virginia 22102
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 31, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: /_/.

CUSIP No. 092477108

1) Names of Reporting Persons                          1) Federal Home Loan Mortgage Corporation
    S.S. or I.R.S. Identification Nos. of Above             I.R.S. Identification No. 52-0904874
    Persons

2) Check the Appropriate Box if a Member of a Group    2) Not applicable
(See Instructions)
     (a)
     (b)

3) SEC Use Only                                        3)

4) Source of Funds (See Instructions)                  4) WC

5) Check if Disclosure of Legal Proceedings is         5) Not applicable
Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization                6) United States
Number of Shares Beneficially Owned by Each
Reporting Person with:

7) Sole Voting Power                                   7) 11,254,600 shares

8) Shared Voting Power                                 8) 0

9) Sole Dispositive Power                              9) 11,254,600 shares

10) Shared Dispositive Power                           10) 0

11) Aggregate Amount Beneficially Owned by Each        11) 11,254,600 shares
Reporting Person

12) Check if the Aggregate Amount in Row (11)          12) Not applicable
Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row      13) 7.9%
(11)

14) Type of Reporting Person (See Instructions)        14) CO

Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share, of The Blackrock 2001 Term Trust Inc. (the "Issuer").

The name and address of the principal executive offices of the Issuer are The Blackrock 2001 Term Trust Inc., 345 Park Avenue, New York, New York 10154.

Item 2.  Identity and Background.

This statement is filed by the Federal Home Loan Mortgage Corporation ("Freddie Mac"), a corporation organized under the laws of the United States. Freddie Mac's principal business is the purchase of residential mortgages and the financing of such purchases primarily through the sale of mortgage-related securities and unsecured debt. Freddie Mac's principal office is located at 8200 Jones Branch Drive, McLean, Virginia 22102. During the past five years, Freddie Mac has not been convicted in any criminal proceeding, and has not been a party to any civil proceeding as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The directors of Freddie Mac are listed below. John C. Etling, Retired Vice Chairman of General Re Corporation, a property-casualty reinsurer, was a member of Freddie Mac's Board of Directors until his death on January 11, 1997.

Name                        Principal Occupation or Employment
                            Name, Principal Business and Address of Employer

Leland C. Brendsel          Chairman of the Board and Chief Executive Officer
                            Federal Home Loan Mortgage Corporation
                            8200 Jones Branch Drive
                            McLean, VA 22102
                            (See first paragraph in response to Item 2 above for description of principal business.)

Dennis DeConcini            Associate
                            Parry & Romani Associates, Inc.
                            233 Constitution Avenue, N.E.
                            Washington, D.C. 20002
                            (Government relations firm)

Joel I. Ferguson            President
                            WLAJ-TV
                            5815 S. Pennsylvania
                            Lansing, Michigan 48911
                            (Television station)

David W. Glenn              President and Chief Operating Officer
                            Federal Home Loan Mortgage Corporation
                            8200 Jones Branch Drive
                            McLean, VA 22102
                            (See first paragraph in response to Item 2 above for description of principal business.)

George D. Gould             Vice Chairman
                            Klingenstein, Fields & Company, L.P.
                            787 Seventh Avenue, 6th Floor
                            New York, New York 10019
                            (Investment management firm)

Jerry M. Hultin             Chairman
                            Hultin & Associates, Inc.
                            4118 Faith Court
                            Alexandria, Virginia 22311
                            (Management consulting firm)

Henry Kaufman               President
                            Henry Kaufman & Company, Inc.
                            65 East 55th Street, 26th Floor
                            New York, New York 10022
                            (Economic and financial consulting and
                            investment management firm)

Maud Mater                  Senior Vice President - General Counsel and
                            Secretary
                            Federal Home Loan Mortgage Corporation
                            8200 Jones Branch Drive
                            McLean, VA 22102
                            (See first paragraph in response to Item 2 above for description of principal business.)

John B. McCoy               Chairman and Chief Executive Officer
                            BANC ONE  CORPORATION  100 East Broad  Street,  16th
                            Floor Columbus, Ohio 43215 (Bank holding company)

James F. Montgomery         Chairman
                            Great Western Financial Corporation
                            9200 Oakdale Avenue
                            Chatsworth, California 91311
                            (Savings and loan holding company)

James B. Nutter             President
                            James B. Nutter & Company
                            4153 Broadway
                            Kansas City, Missouri 64111
                            (Mortgage banking company)

Russell E. Palmer           Chairman and Chief Executive Officer
                            The Palmer Group
                            3600 Market Street, Suite 530
                            Philadelphia, Pennsylvania 19104
                            (Private investment firm)

Ronald F. Poe               Chairman and Chief Executive Officer
                            Dorman & Wilson, Inc
                            One North Lexington Avenue
                            White Plains, New York 10601
                            (Mortgage banking company)

Donald J. Schuenke          Retired Chairman
                            Northwestern Mutual Life Insurance Co.
                            777 East Wisconsin Avenue, Suite 3015
                            Milwaukee, Wisconsin 53202
                            (Life insurance company)

Christina Seix              Chairman, President and Chief Investment Officer
                            Seix Investment Advisors, Inc.
                            Whiteweld Corporate Center
                            300 Tice Boulevard
                            Woodcliff, New Jersey 07675
                            (Investment management firm)

William J. Turner           Chairman and Chief Executive Officer
                            Turner & Partners, Inc.
                            7425 Bay Colony Drive
                            Naples, Florida 33963
                            (Management services affiliate of private investment firm)

Harriet F. Woods            President
                            Harriett Woods Productions
                            7147 Princeton Avenue
                            St. Louis, Missouri 63130
                            (Media firm)

Except for Messrs. Brendsel and Glenn and Ms. Mater, who are also directors listed above, the executive officers of Freddie Mac are listed below. In all cases, the name and address of their employer is the Federal Home Loan Mortgage Corporation, 8200 Jones Branch Drive, McLean, VA 22102, the principal business of which is described in response to Item 2 above.

Name                        Principal Occupation or Employment
John P. Gibbons             Executive Vice President and Chief Financial Officer
Michael K. Stamper          Executive Vice President - Risk Management
David A. Andrukonis         Senior Vice President and General Manager - Seller Division
Henry J. Cassidy            Senior Vice President - Single-Family Risk Management
John D. Fisk                Senior Vice President - Investor and Dealer Services
Stephen T. Hopkins          Senior Vice President and National Sales Director
Melvin M. Kann              Senior Vice President and General Auditor
William I. Ledman           Senior Vice President - Information Systems and Services
Ronald J. Majewicz          Senior Vice President and Corporate Controller
Candice D. Mendenhall       Senior Vice President - Human Resources
Gregory J. Parseghian       Senior Vice President - Corporate Finance
Paul T. Peterson            Senior Vice President - Servicer Division
Ann B. Schnare              Senior Vice President - Corporate Relations (Interim)
Thomas J. Watt              Senior Vice President - Multifamily Housing

During the past five years, none of Freddie Mac's directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All of Freddie Mac's directors and executive officers are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Freddie Mac reported the purchase of 10,185,100 shares of the Issuer's common stock in a Schedule 13D filed on November 1, 1996. Freddie Mac has now purchased an additional 1,069,500 shares of the Issuer's common stock, for an aggregate purchase price of $8,540,362.50. These purchases were made with general working capital of Freddie Mac.

David W. Glenn, President of Freddie Mac, purchased 1,050 shares of the Issuer's common stock in transactions on January 2, 1997 and January 14, 1997 for an aggregate purchase price of $8,268.75. Mr. Glenn's spouse also purchased 1,050 shares of the Issuer's common stock in transactions on January 2, 1997 and January 14, 1997 for an aggregate purchase price of $8,268.75. These purchases were made for cash.

Gregory J. Parseghian, Senior Vice President - Corporate Finance of Freddie Mac, purchased 70,000 shares of the Issuer's common stock in a series of transactions over a period beginning July 24, 1995 and ending August 21, 1995 for an aggregate purchase price of $516,250. These purchases were made for cash.

Item 4.  Purpose of Transaction.

Freddie Mac's purchases of the Issuer's common stock were made solely for investment purposes. Freddie Mac from time to time may acquire additional shares of the common stock and may sell any or all of the shares it has purchased, depending on market conditions and the relative attractiveness of other investment opportunities.

The purchases of the Issuer's common stock by Mr. and Mrs. Glenn and Mr. Parseghian were made solely for investment purposes, with the intention of holding the shares until the Issuer is liquidated.

Neither Freddie Mac, Mr. and Mrs. Glenn, nor Mr. Parseghian has any plans or proposals relating to (a) the acquisition by any other person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) extraordinary corporate transactions involving the Issuer or any of its subsidiaries, (c) sales or transfers of material amounts of assets of the Issuer or any of its subsidiaries, (d) changes in the Issuer's board of directors or management, (e) material changes in the Issuer's capitalization or dividend policy, (f) material changes in the Issuer's business or corporate structure,
(g) changes in the Issuer's charter, bylaws or other governing instruments, or other actions which may impede the acquisition of control of the Issuer by any person, or (h) delisting or termination of registration of any class of the Issuer's securities.

Item 5.  Interest in Securities of the Issuer.

Freddie Mac beneficially owns, with sole voting and dispositive power, 11,254,600 shares of the Issuer's common stock, representing 7.9% of the total shares outstanding, determined on the basis of the Issuer's January 31, 1997 Semi-Annual Report.

Mr. Glenn beneficially owns, with sole voting and dispositive power, 1,050 shares of the Issuer's common stock, representing 0.0007% of the total shares outstanding, determined on the basis of the Issuer's January 31, 1997 Semi-Annual Report. Mr. Glenn disclaims beneficial ownership of the 1,050 shares of the Issuer's common stock beneficially owned by his spouse.

Mr. Parseghian beneficially owns, with sole voting and dispositive power, 70,000 shares of the Issuer's common stock, representing 0.05% of the total shares outstanding, determined on the basis of the Issuer's January 31, 1997 Semi-Annual Report.

Apart from Messrs. Glenn and Parseghian, none of the directors or other executive officers of Freddie Mac named in Item 2 of this statement beneficially owns any shares of the Issuer's common stock.

Freddie Mac's purchases of the Issuer's common stock not previously reported in the Schedule 13D filed on November 1, 1996 are listed in the table below. All of these purchases were effectuated in open market transactions through registered broker-dealers.


      Date of Transaction         Number of Shares Purchased            Purchase Price Per Share
            9/27/96                           11,000                            $7.625
            1/27/97                            4,000                            $7.750
            1/28/97                            3,000                            $7.750
             2/7/97                            1,000                            $7.875
            2/10/97                            8,000                            $7.875
            2/11/97                           15,000                            $7.875
            2/12/97                           11,000                            $7.875
            2/13/97                           13,500                            $7.875
            2/14/97                           13,500                            $7.875
            2/18/97                            2,000                            $7.875
            2/19/97                            4,000                            $7.875
            2/20/97                            3,000                            $7.875
             3/3/97                            7,100                            $7.875
             3/4/97                           27,400                            $8.000
             3/5/97                           37,800                            $8.000
             3/6/97                           38,700                            $8.000
             3/7/97                           51,300                            $8.000
            3/10/97                           32,800                            $8.000
            3/11/97                           35,500                            $8.000
            3/12/97                          146,800                            $8.000
            3/13/97                          270,700                            $8.000
            3/14/97                           69,400                            $8.000
            3/17/97                           32,500                            $8.000
            3/18/97                           10,000                            $8.000
            3/19/97                            9,000                            $8.000
            3/20/97                           22,500                            $8.000
            3/21/97                           25,000                            $8.000
            3/24/97                           14,000                            $8.000
            3/25/97                           15,500                            $8.000
            3/26/97                           23,000                            $8.000
            3/27/97                           71,000                            $8.000
            3/31/97                           40,500                            $8.000

Mr. and Mrs. Glenn's purchases of the Issuer's common stock were made through their broker for their Individual Retirement Accounts. Mr. Parseghian's purchases of the Issuer's common stock were made through his personal brokerage account.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among Freddie Mac and any of the persons named in Item 2, or between Freddie Mac or any such person and any other person, with respect to securities of the Issuer, other than the placement from time to time of limit orders with registered broker-dealers for the purchase of shares of the Issuer's common stock at specified prices.

Item 7.  Material to be Filed as Exhibits.

None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 7, 1997

Signature:     /s/ John P. Gibbons
               --------------------
Name/Title:    John P. Gibbons
               Executive Vice President and Chief Financial Officer